          As filed with the Securities and Exchange Commission on March 13, 1997
                                                     Registration No. 333-______

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-2

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933
                         -----------------------------
                                 CIATTI'S, INC.
             (Exact name of registrant as specified in its charter)
                         -----------------------------
          Minnesota                                      41-1564262
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)
                         -----------------------------
                              5555 West 78th Street
                             Edina, Minnesota 55439
                                 (612) 941-0108
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         -----------------------------
                               Phillip R. Danford
                             President and Director
                                 Ciatti's, Inc.
                              5555 West 78th Street
                           Edina, Minnesota 55439-2702
                                 (612) 941-0108
              (Name, address, including zip code, and telephone
              number, including area code, of agent for service)
                         -----------------------------
                                   Copies to:
                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 371-3211
                         -----------------------------
       As soon as practicable after the effective date of this offering.
       (Approximate date of commencement of proposed sale to the public)
                         -----------------------------
If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box:    [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box:   [X]

                                                  Calculation of Registration Fee
==============================================================================================================================
          Title of Each Class                                   Proposed Maximum     Proposed Maximum
           of Securities to                 Amount to be            Offering             Aggregate            Amount of
             be Registered                   Registered          Price Per Unit       Offering Price       Registration Fee
------------------------------------------------------------------------------------------------------------------------------
     Subordinated Fixed-Term Notes           $2,000,000               100%              $2,000,000             $606.00
==============================================================================================================================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                CIATTI'S, INC.

                             CROSS REFERENCE SHEET


Form S-2 Item Number and Description                             Caption of Location in Prospectus
------------------------------------                             ---------------------------------

Item 1.  Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus....              Front of the Registration Statement; Outside Front Cover
                                                                          Page

Item 2.  Inside Front and Outside Back Cover
         Pages of Prospectus.......................              Inside Front Cover Page; Additional Information;
                                                                          Outside Back Cover Page
Item 3.  Summary Information, Risk Factors and
         Ratio of Earnings to Fixed Charges........              Outside Front Cover Page; Prospectus Summary; Risk
                                                                          Factors

Item 4.  Use of Proceeds...........................              Prospectus Summary; Use of Proceeds

Item 5.  Determination of Offering Price...........              Not applicable

Item 6.  Dilution..................................              Not applicable

Item 7.  Selling Security Holders..................              Not applicable

Item 8.  Plan of Distribution......................              Outside Front Cover Page; Inside Front Cover Page; Plan
                                                                          of Distribution

Item 9.  Description of Securities To Be
         Registered................................              Prospectus Summary; Description of Notes and Terms of
                                                                          Offering

Item 10.  Interests of Named Experts and
          Counsel..................................              Not applicable

Item 11.  Information with Respect to
          Registrant...............................              Outside Front Cover Page; Prospectus Summary;
                                                                          Available Information; Incorporation
                                                                          of Certain Information by Reference;
                                                                          Selected Consolidated Financial Data;
                                                                          Management's Discussion and Analysis
                                                                          of Financial Condition and Results of
                                                                          Operations; Business; Description of
                                                                          Notes and Terms of Offering; Certain
                                                                          Transactions

Item 12.  Incorporation of Certain Information
          by Reference.............................              Incorporation of Certain Information by Reference

Item 13.  Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities..............................              Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these Notes has been filed with the        +
+Securities and  Exchange Commission. These Notes may not be sold nor may      +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy, nor shall there be any sales of these + +securities in any State in which such offer, solicitation of sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State                                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                          PRELIMINARY PROSPECTUS
                                                           Subject to Completion

                                  $2,000,000
                               PRINCIPAL AMOUNT

                              ------------------

                                CIATTI'S, INC.
               One and Three Year Subordinated Fixed-Term Notes

                              ------------------



        The Fixed-Term Notes (the "Notes") offered hereby are unsecured, general obligations of Ciatti's, Inc. (the "Company") and are subordinated to all existing and future Senior Indebtedness (as defined hereafter) of the Company (of which $997,850 in principal amount was outstanding at March 1, 1997). The Company has no debt covenants in place restricting the amount of Senior Indebtedness the Company may incur in the future.

        The interest rates of the Notes offered by the Company are expected to change from time to time, based on the Company's financial needs and current market conditions. Interest rates will initially be set at 9.00 % for One-Year Notes and 9.25% for Three-Year Notes. See "Plan of Distribution."

        Changes in interest rates will not affect the rates on outstanding Notes. The Company may prepay the Notes at any time, in whole or in part. See "Description of Notes and Terms of Offering."

        The Notes will be sold directly by officers and employees of the Company. The minimum investment is $1,000. The Notes are being offered on a continuous basis. There will be no public market for the Notes. The Company reserves the right to reject any subscription in whole or in part. See "Plan of Distribution."

        These Notes are being offered only to Minnesota residents.

        For a discussion of certain risk factors which should be considered by prospective purchasers of the Notes offered hereby, see "Risk Factors," beginning at page 5 herein.

                              ------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


==============================================================================================================
                                                                 Underwriting
                                      Price to                 Commissions and              Proceeds to
                                       Public                      Discount                   Company
--------------------------------------------------------------------------------------------------------------
Per Note                                100%                         0.0%                     100% (1)
--------------------------------------------------------------------------------------------------------------
Total                                $2,000,000                      0.0%                  $2,000,000 (1)
==============================================================================================================

     (1)  Before deducting estimated offering expenses of $22,000.

                The date of this prospectus is March xx, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy statements and other information regarding the Company may be accessed. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company's Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CIAT".

         The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in such Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document (if any) filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Notes offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission (File No. 0-16348), are incorporated by reference in this Prospectus:
(i) the Company's Annual Report on Form 10-KSB for the fifty-two weeks ended June 30, 1996, (ii) the Company's Proxy Statement dated October 10, 1996 for its Annual Meeting of Shareholders held November 19, 1996, (iii) the Company's 10-QSB for the quarter ended September 29, 1996 and (iv) the Company's 10-QSB for the quarter ended December 29, 1996. The Company's Annual Report for the fifty-two weeks ended June 30, 1996 and the Company's 10-QSB for the quarter ended December 29, 1996 are being included as part of this Prospectus.

         The foregoing documents contain financial and other information concerning the Company. Such documents constitute a part of this Prospectus, and the information contained therein should be reviewed together with all other information contained herein. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Joseph W. Fesenmaier, Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702. Telephone requests may be directed to (612) 941-0108, extension 205.

                   -----------------------------------------

        This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected or contemplated in the forward-looking statements as a result, in part, of the risk factors set forth elsewhere in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Company's Notes offered hereby should carefully review all of such risk factors.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and by the information and financial statements appearing in the documents incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Notes offered hereby. Terms not defined in this summary are defined elsewhere in this Prospectus.

                                   THE COMPANY

        The Company owns and operates ten full-service restaurants in Minnesota and Wisconsin. Included in these full-service restaurants are nine Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant(R)" and one steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon(R)". On January 1, 1995, Big D Bagels, Inc. ("Big D"), the wholly-owned subsidiary of the Company, entered into an exclusive Development Agreement with Bruegger's Franchise Corporation to develop bagel restaurants in the Dallas-Fort Worth, Texas area. As of February 28, 1997, Big D has opened and is operating five bagel restaurants in the Dallas-Fort Worth, Texas area.

        The Company is issuing these Notes to raise working capital, including additional capital to expand the number of bagel restaurants owned and operated by Big D in Dallas-Fort Worth, Texas. Under the Development Agreement, Big D must have nine bagel restaurants open by July 1, 1997 and thirty bagel restaurants open by July 1, 2001. The Company may also use part of any capital raised for remodeling and updating of some of its Italian restaurants, as well as for other business opportunities.

        Ciatti's, Inc. and its wholly-owned subsidiary, Big D Bagels, Inc., are Minnesota corporations. The Company's principal office and mailing address is Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702 and its telephone number is (612) 941-0108. Unless the context otherwise requires, references to the Company include the Company and its wholly-owned subsidiary, Big D Bagels, Inc. References to the Company's development and operation of its bagel restaurants will generally mean Big D Bagels, Inc.


                                  THE OFFERING

Securities Offered.............................        The Company is offering up to $2.0 million in principal amount of its unsecured subordinated notes (the "Notes") in minimum denominations of
                                                       $1,000. The Notes are fixed-term notes having maturities of one or three years after the date of issue.

 Subordination.................................        The Notes are unsecured general obligations of the Company and are subordinated in right of payment to all existing and future Senior
                                                       Indebtedness (as defined hereafter), $997,850 of which was outstanding at
                                                       March 1, 1997. The Notes are not secured by any lien on the Company's assets and are not insured or guaranteed by any public or private entity. See
                                                       "Description of Notes and Terms of Offering - Subordination."

Interest Rates and Payment .........   Interest rates are being initially set at
                                       9.00% for One Year Notes and 9.25% for
                                       Three Year Notes. Interest on the Notes
                                       accrues from the date of issuance and
                                       will be paid semi-annually on January 1
                                       and July 1.

                                       The interest rate of a Note will not
                                       adjust prior to Maturity.

Prepayment by Company ..............   The Notes are prepayable at the election
                                       of the Company, in whole or in part, at
                                       any time if otherwise permitted under the restrictions and covenants pertaining to
                                       Senior Indebtedness. See "Description of
                                       Notes and Terms of Offering -Prepayment
                                       by the Company."

Modification, Termination or
Extension of Offering...............   The Company reserves the right to modify
                                       at any time the terms of the offering or the Notes. Any modification will apply only to Notes offered after the date of the modification, except as described under "Description of Notes and Terms of Offering." The Company reserves the right to terminate the offering at any time.
                                       From time to time, the Company may issue additional debt securities in private placements or through additional registered public offerings.

          -----------------------------------------------------------

        "Bruegger's" and "Bruegger's Bagel Bakery" are trademarks of Bruegger's Corporation. "Ciatti's Italian Restaurant" and "Spurs Steakhouse & Saloon" are registered trademarks of the Company.

          -----------------------------------------------------------

        The Notes offered hereby are securities of Ciatti's, Inc. They are not direct or indirect interests in Big D Bagels, Inc.

        Further, neither Bruegger's Corporation, nor Bruegger's Franchise Corporation, nor Quality Dining, Inc. nor any of their affiliates have reviewed, or are in any way a party to, this Prospectus or any of the disclosures contained in this Prospectus.

                                  RISK FACTORS

        Investors should carefully consider the following matters in connection with an investment in the Notes in addition to the other information contained or incorporated by reference in the Prospectus or in any applicable Prospectus Supplement. Information contained or incorporated by reference in this Prospectus or in any applicable Prospectus Supplement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

Recent Losses

         During the fiscal year ended June 30, 1996 and the twenty-six weeks ended December 29, 1996 the Company incurred losses of $1,363,000 and $1,575,000, respectively. While the Company expects that its full service restaurants will operate on a profitable basis in the near future, the Company expects to incur losses from its bagel restaurants.

Dependence Upon Bagel Restaurants For Future Growth

         Substantially all of the Company sales in the past have been generated from the operation of its full service restaurants. During the fiscal year ended June 30, 1996, the Company's full service restaurants generated sales of $17.0 million, while its bagel restaurants generated sales of only $627,000. Further, during the twenty-six week period ended December 29, 1996, the Company's full service restaurants generated sales of $7.8 million while its bagel restaurants generated sales of only $880,000. The Company currently operates five bagel restaurants. The retail bagel segment is an emerging concept, the long-term appeal and potential of which have not yet been fully determined. Future growth in sales and profits will depend to a substantial extent on the Company's ability to increase the number of its bagel restaurants. The Company's ability to successfully expand its bagel restaurant operations will depend upon a number of factors, including the availability and cost of suitable locations, the hiring, training and retention of skilled restaurant management and personnel, the ability of the Company to generate funds from operations, obtain adequate restaurant financing on favorable terms or to obtain cash concessions from landlords, the competitive environment, and the ability to obtain the necessary governmental permits and approvals. There can be no assurance that the Company will be able to open new bagel restaurants; and, if opened, that those restaurants can be operated profitably, or that the opening of any new locations will not result in reduced sales at existing bagel restaurants. See "Business - Restaurant Operations" and "Business - Restaurant Development."

Dependence upon Bruegger's and Quality Dining, Inc.; Litigation with Bruegger's and Quality Dining, Inc.

         The development of the Dallas-Fort Worth area for bagel restaurants by Big D is subject to the terms and conditions of a Development Agreement and related franchise agreements with Bruegger's Franchise Corporation ("Bruegger's). Under the terms of the Development Agreement, Big D is required to comply with a number of requirements with respect to construction and maintenance of bagel restaurants. Big D is required to have nine bagel restaurants open by July 1, 1997 and thirty bagel restaurants open by July 1, 2001. The Development Agreement provides that Big D and Bruegger's will enter into a pre-agreed-upon franchise agreement for each bagel restaurant opened by Big D. The franchise agreement grants Big D the right to establish and operate a bagel restaurant and to use the Bruegger's system and various trademarks. The bagel restaurants must conform to Bruegger's methods, such as its core products, decor, fixtures, furnishings, and maintenance. Under the franchise agreement, Big D is obligated to pay fees to Bruegger's, including, but not limited to, a $20,000 franchise fee upon the opening of each bagel restaurant. In the event the Company fails to comply with certain terms of the Development Agreement or of the Franchise Agreement with respect to a specific restaurant, Bruegger's has the right to terminate the applicable agreement. In May 1996, Bruegger's was acquired by Quality Dining, Inc., a publicly held corporation. See "Business - Relationship with Bruegger's and Quality Dining, Inc."

        On October 1, 1996, the Company filed a Registration Statement with the Securities and Exchange Commission for a Rights Offering to its existing shareholders. In response to Ciatti's filing of the Registration Statement, Bruegger's asserted that Bruegger's has certain rights of consent and of first refusal regarding any sale of securities of Ciatti's. Bruegger's is the franchisor and Big D, the Company's wholly-owned subsidiary, is the franchisee under a Development Agreement in which Big D has the exclusive right to develop Bruegger's bagel restaurants in the Dallas-Fort Worth, Texas area. Ciatti's believes that such rights exist only with respect to securities of Big D, who is the "Developer" under the Development Agreement between Big D and Bruegger's, and not with respect to Ciatti's, which is not a party to the Development Agreement.

        Ciatti's and Bruegger's were unable to agree upon resolution of the matter and, on November 8, 1996, Ciatti's and Big D filed a lawsuit in United States District Court for the District of Minnesota against Bruegger's and its parent corporation, Quality Dining, Inc. ("Quality Dining"). In the lawsuit, Ciatti's and Big D asked for declaratory and injunctive relief against the defendants with respect to the Development Agreement. In response, Bruegger's and Quality Dining filed a counterclaim seeking declaratory relief that (i) the Development Agreement required Ciatti's to provide prior notice of its offering to Bruegger's and obtain consent of Bruegger's and (ii) that the Company's use of any trademark of Bruegger's in the Company's proposed rights offering without the written consent of Bruegger's would violate the Development Agreement and related Franchise Agreements between Big D and Bruegger's. The Company believes that Bruegger's counterclaims are substantially without merit.

        In light of the lawsuit and its desire to have this matter resolved prior to commencement of the Rights Offering, Ciatti's announced that it was postponing the Record Date and the Commencement Date of its Rights Offering. The Company also announced that it has not set a new record date for the Rights Offering.

         On February 14, 1997, a Summary Judgment hearing was held by the Court. The Court denied the Company's motion for Summary Judgment as premature and scheduled a trial or rehearing on the motion to be held on or about April 1, 1997 and permitted the parties to conduct limited discovery.

         If the Court rules in favor of Bruegger's, Bruegger's will have the right to consent to, and a right of first refusal with respect to, any issuance of equity securities by the Company in the future. The refusal of Bruegger's to consent to any offering by the Company in the future or the exercise by Bruegger's of its right of first refusal could result in Bruegger's significantly inhibiting the Company's ability to raise additional funds in the future or could result in Bruegger's obtaining control of the Company. Further, if the Court determines that Bruegger's has the rights that it asserts under the Development Agreement, and neither the Court nor Bruegger's extends the July 1, 1997 date by which the Company is required to have nine bagel restaurants open, and the Company fails to have nine bagel restaurants open by such date, then Bruegger's will have the right to cancel the Development Agreement. Although the Company currently is operating five bagel restaurants, has signed leases for three additional bagel restaurants and is negotiating leases for five additional bagel restaurants, the Company requires additional working capital to open those restaurants. In addition, as noted above, Bruegger's has alleged that the use by the Company of certain of Bruegger's trademarks in the Company's Prospectus violates the Development Agreement. The Company believes that any use of any trademark by the Company to describe rights under the Development Agreement does not violate the Development Agreement. If the Court were to otherwise determine, and Bruegger's took steps to terminate the Development Agreement, it would have an adverse effect on the Company.

Subordination of Notes

         The Notes are subordinated to Senior Indebtedness of the Company, which includes indebtedness to financial institutions and certain other obligations. See "Description of Notes and Terms of Offering - Subordination." In the event that the Company is in default on any Senior Indebtedness, the Company will be precluded from making any payment of principal or interest on the Notes until the default is cured or the Senior Indebtedness is paid in full.

Guarantee by Ciatti's, Inc.

         Although the Company's wholly-owned subsidiary, Big D Bagels, Inc., is the developer and operator of the Company's bagel restaurants, Ciatti's, Inc. has guaranteed certain of the leases entered into be Big D. If Big D were to default on these leases, and the assets of Big D were otherwise insufficient to satisfy these obligations, the landlords would have a claim against Ciatti's and its assets.

The Competitive Restaurant and Food Service Industry

         The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many of these entities have significantly greater financial resources and higher total sales volume than does the Company. The restaurant business is often affected by changes in consumer taste and discretionary spending priorities, national, regional and/or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability, and the type, number and location of competing restaurants. Any change in these factors could adversely affect the Company. In addition, factors such as inflation and increased food, labor and other employee compensation costs could adversely affect the Company. In the Dallas-Fort Worth area, the Company expects to encounter competition from Einstein Bagels and Bagel Boulevard, as well as a number of local, owner-operated bagel shops that in many cases have developed a loyal local clientele. See "Business."

Need for Additional Capital

         Under the Company's Development Agreement with Bruegger's, it is required to open a total of thirty bagel restaurants prior to July 1, 2001. The Company estimates that it will cost approximately $350,000 for the capital expenditures and initial franchise fee for each location. In addition, the Company estimates it will cost approximately $500,000 for the construction of a commissary, which the Company plans to build in fiscal 1998. Accordingly, the Company will need funds in addition to those raised by these Notes to support its expansion plans and comply with the terms of its Development Agreement with Bruegger's. There can be no assurance that the Company will be able to obtain such additional financing.

Borrowing from Affiliates

         In order to finance certain working capital requirements, on February 11, 1997, the Company borrowed $50,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company pursuant to an unsecured 10.5% Promissory Note that amortizes in four installments from October 1997 through June 1998. The Company anticipates that it may be necessary fro it to borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.

Increases in Food Costs

         The Company's profitability is dependent on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including climatic changes, may affect food costs. While in the past management has been able to anticipate and react to increasing food costs through purchasing practices and price adjustments, there can be no assurance that it will be able to do so in the future.

Market Penetration

         Experience obtained from industry sources demonstrates that the profitability of any individual bagel restaurant often depends to a high degree on the penetration of a particular market by the bagel restaurant operator. The Company assumes that individual bagel restaurants will typically become profitable only after the Company has opened a number of bagel restaurants sufficient to make the franchise name well-known in that market. The Company estimates that in the Dallas-Fort Worth area the minimal number of bagel restaurants needed for such penetration is between twelve and twenty.

Control by Directors, Executive Officers and Affiliates

         The Company's directors, executive officers and members of their families currently beneficially own 59.6% of the Company's outstanding Common Stock. As a result, these shareholders currently exercise and are expected to continue to exercise influence and, if acting together, control all matters requiring approval by the shareholders of the Company, including the election of directors, approval of amendments to the Company's Articles of Incorporation and approval of mergers or other business combination transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

Local Food Tastes

         The bagel concept has become successful in many parts of the United States, but is new in the southern portion of the country. Although the Company believes that bagels can be successfully introduced to the Company's development area as it has been done in other metropolitan areas of the country, there can be no assurances that this effort will be successful in Texas.

Labor Costs, Availability of Employees

         Similar to its Italian and steakhouse restaurants, the Company needs to hire essentially unskilled workers for each bagel restaurant, although fewer workers are required for a bakery compared to a full service restaurant. While the Company pays wages higher than the statutory minimum wage in every bagel restaurant, the minimum wage nevertheless has a direct proportionate impact on the actual wages the Company is required to offer to compete for available employees. Any increases mandated by state or federal laws, such as those that became effective October 1, 1996, may have a negative impact on the Company's profitability because, in most instances, competition with other restaurants does not allow such increases to be passed on to the customer.

Costs of Construction Materials

         The construction of any bagel restaurant involves several building materials, such as construction-grade and furniture-grade lumber, stainless steel, and plastic laminates, which are highly sensitive to nationwide price fluctuations. Any significant price increases of such materials will increase the construction costs of any bakery and will consequently have an adverse effect on its profitability.

Reliance on Commissary of Other Franchisee

         Currently, the Company obtains its shaped bagel dough, as well as other food supplies through the commissary of another Bruegger's franchisee in Austin, Texas. Based upon industry information, the Company does not consider it economically advantageous to invest in the construction of its own commissary until it has opened approximately ten to fifteen of its own bagel restaurants, which the Company expects to occur in fiscal 1998. While the current arrangement represents the most cost effective way of obtaining bagel dough and other supplies, an unscheduled interruption of the Austin commissary, which is not under the control of the Company, would have a severe and immediate impact on the continuation of the Company's business in Dallas-Fort Worth, Texas.

Government Regulation

         The Company's business is subject to extensive state and local government regulation in the various jurisdictions in which its full service and bagel restaurants are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operation of the Company's restaurants. While the Company has not experienced, and does not anticipate any problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. In addition, although the Company does not expect federally mandated wage increases which became effective October 1, 1996 to have a significant impact on the Company's financial results, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company. See "Business - Government Regulation."

No Financial Covenants; Absence of Sinking Fund

        The Notes do not have the benefit of covenants designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations or to impose restrictions on the Company's ability to create Senior Indebtedness, pay dividends or make other payments. The Notes do not contain provisions that permit the holders of the Notes to require that the Company repurchase or prepay the Notes in the event of a takeover, recapitalization or similar restructuring, and the Notes do not contain covenants specifically designed to protect holders of the Notes in the event of a highly leveraged transaction involving the Company. In addition, the Notes will not have the benefit of sinking fund payments by the Company. See "Description of the Notes and Terms of Offering."

Risk of Prepayment at the Option of the Company

        The Company, at its option and if permitted under the restrictions and covenants pertaining to Senior Indebtedness, may at any time prepay, in whole or in part, any or all of the outstanding Notes of any type selected by interest rate or maturity. The Notes will be prepayed at 100% of the principal amount plus accrued, but unpaid interest. Any such prepayment may have the effect of reducing the overall return that any investor may receive on an investment in the Notes by reducing the term of the investment. In addition, no assurance can be given that an investor in the Notes will be able to reinvest the proceeds of any such prepayment for the remainder of the original term of the Notes at an interest rate comparable to the rate paid on the Notes. See "Description of Notes and Terms of Offering - Prepayment by the Company."

Limited Blue Sky Registration

        The Notes being offered by this Prospectus are offered only to residents of the State of Minnesota. Accordingly, any resale of these Notes to persons outside Minnesota may be limited.

Absence of Public Market

        There is no existing market for the Notes and there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders will be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange or on the Nasdaq SmallCap Market.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The following are the consolidated ratios of earnings to fixed charges for the periods presented:

                                                             Fiscal Year                               26 weeks ended
                                          ------------------------------------------------------          Dec. 29,
                                           1992       1993       1994      1995         1996                1996
                                           ----       ----       ----      ----         ----                ----
Ratio of earnings to fixed charges         1.64x                 4.90x     3.93x
Deficiency of earnings to fixed charges             $235,000                         $1,523,000          $1,585,000

        For purposes of calculating the ratios of earnings to fixed charges, earnings are defined as earnings (loss) before income taxes plus fixed charges. Deficiency of earnings to fixed charges represents the amount of loss before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental charges.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of all the Notes is $1,978,000 (net of offering expenses of $22,000). There can be no assurance, however, that any Notes will be sold.

         The Company is issuing these Notes to raise working capital, including additional capital to expand the number of bagel restaurants owned and operated by Big D in Dallas-Fort Worth, Texas. Under the Development Agreement, Big D must have nine bagel restaurants open by July 1, 1997 and thirty bagel restaurants open by July 1, 2001. In addition to expanding the number of bagel restaurants, the Company may use some of the capital raised to construct a commissary to supply fresh dough and other products to its bagel restaurants. The Company may also use part of any capital raised for major remodeling and updating of some of its Italian restaurants, as well as for other business opportunities. Pending the use specified above, the Company will invest the proceeds in short-term interest bearing investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data for the fiscal years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30, 1996
have been derived from audited financial statements of the Company for the fiscal years then ended. The selected consolidated financial data for the twenty-six weeks ended December 29, 1996 and December 31, 1995 have been prepared by the Company without audit. Results from interim periods are not necessarily indicative of the full fiscal year. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information, included or incorporated by reference, elsewhere in this Prospectus.

Consolidated Statement of Operating Data
(in thousands, except share and per share data)

                                                                                                      26 weeks ended
                                                              Fiscal year (1)                       --------------------
                                           -----------------------------------------------------    Dec. 31,   Dec. 29,
                                             1992       1993       1994       1995       1996         1995      1996
                                             ----       ----       ----       ----       ----         ----      ----
Sales
   Full-service restaurants                 $20,935    $22,359    $22,969    $18,935   $16,962       $8,569      7,786
   Bagel restaurants                            -          -          -          -         627          100        880
                                           -----------------------------------------------------    --------------------
      Total sales                            20,935     22,359     22,969     18,935    17,589        8,669      8,666

Cost of food and beverage                     6,275      6,760      6,848      5,781     5,191        2,517      2,642
                                           -----------------------------------------------------    --------------------
   Gross profit                              14,660     15,599     16,121     13,154    12,398        6,152      6,024

Restaurant operating expenses
   Labor and benefits                         7,034      7,590      7,383      6,266     6,145        2,967      3,141
   Direct and occupancy                       6,348      7,001      7,039      5,722     6,375        3,048      3,117
                                           -----------------------------------------------------    --------------------
      Total restaurant and operating
expenses                                     13,382     14,591     14,422     11,988    12,520        6,015      6,258


General and administrative                    1,071      1,173      1,347      1,054     1,305          548        683
Impairment of assets write-down                 -          -          -          -          78           -         640
                                           -----------------------------------------------------    --------------------
                                              1,071      1,173      1,347      1,054     1,383          548      1,323
                                           -----------------------------------------------------    --------------------

   Earnings (loss) from operations              207       (165)       352        112    (1,505)        (411)    (1,557)

Other income (expense), net                     (84)       (70)        92         88       (18)           6        (28)
Income tax (expense) benefit                    (92)      (107)      (134)        (6)      160           65         10
                                           -----------------------------------------------------    --------------------

   Net earnings (loss)                          $31      ($342)      $310       $194   ($1,363)       ($340)   ($1,575)
                                           =====================================================    ====================

Net earnings (loss) per common and
   common equivalent share                    $0.04     ($0.42)     $0.40      $0.25    ($1.85)      ($0.46)    ($2.12)
                                           =====================================================    ====================

Weighted average number of common and
   common equivalent shares outstanding      813,315    805,118    769,586    763,226   736,917       732,486   742,819

Consolidated Balance Sheet Data (at end of period)
(in thousands)

                                                             Fiscal year (1)
                                             -------------------------------------------------                  Dec. 29,
                                              1992       1993      1994       1995       1996                     1996
                                              ----       ----      ----       ----       ----                     ----
Current assets                                $1,610    $2,308     $2,763     $2,713    $2,184                   $1,066
Current liabilities                            2,081     2,219      2,201      1,969     2,569                    2,357
Total assets                                   8,318     7,899      7,206      7,684     6,652                    4,784
Long-term obligations, less
   current maturities                          1,706     1,491        655      1,179       907                      827

        (1) The Company's fiscal year ends on the Sunday closest to June 30. Fiscal 1994 was a fifty-three week year while fiscal 1992, 1993, 1995 and 1996 were fifty-two week years.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Prospectus, including the information set forth in this section and the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result, in part, of the risk factors set forth in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Notes offered hereby should carefully review the factors set forth in this Prospectus under "Risk Factors."

Results of Operations

         The following sets forth certain financial data expressed as a percentage of sales for the fiscal years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30, 1996 and the twenty-six weeks ended December 29, 1996 and December 31, 1995. Fiscal 1994 was a fifty-three week year while fiscal 1992, 1993, 1995 and 1996 were fifty-two week years.

                                                                                                     26 weeks ended
                                                               Fiscal year                       ----------------------
                                           --------------------------------------------------       Dec. 31,   Dec. 29,
                                             1992      1993      1994       1995       1996           1995       1996
                                             ----      ----      ----       ----       ----           ----       ----
Sales
   Full-service restaurants                  100.0%    100.0%     100.0%     100.0%     96.4%         98.8%      89.8%
   Bagel restaurants                            -         -         -          -         3.6%          1.2%      10.2%
                                           ---------------------------------------------------    ---------------------
      Total sales                            100.0%    100.0%     100.0%     100.0%    100.0%        100.0%     100.0%

Cost of food and beverage                    30.0%     30.2%      29.8%      30.5%     29.5%         29.0%      30.5%
                                           ---------------------------------------------------    ---------------------
   Gross profit                              70.0%     69.8%      70.2%      69.5%     70.5%         71.0%      69.5%

Restaurant operating expenses
   Labor and benefits                        33.6%     33.9%      32.1%      33.1%     34.9%         34.2%      36.2%
   Direct and occupancy                      30.3%     31.3%      30.7%      30.2%     36.2%         35.2%      36.0%
                                           ---------------------------------------------------    ---------------------
      Total restaurant and operating         63.9%     65.2%      62.8%      63.3%     71.1%         69.4%      72.2%
expenses

General and administrative                    5.1%      5.3%       5.9%       5.6%      7.5%          6.3%       7.9%
Impairment of assets write-down                  -         -          -          -      0.4%             -       7.4%
                                           ---------------------------------------------------    ---------------------
                                              5.1%      5.3%       5.9%       5.6%      7.9%          6.3%      15.3%
                                           ---------------------------------------------------    ---------------------

   Earnings (loss) from operations            1.0%     (0.7%)      1.5%       0.6%     (8.5%)        (4.7%)    (18.0%)

Other income (expense), net                  (0.4%)    (0.3%)      0.4%       0.4%     (0.1%)          -        (0.3%)
Income tax (expense) benefit                 (0.5%)    (0.5%)     (0.6%)       -        0.9%          0.7%       0.1%
                                           ---------------------------------------------------    ---------------------

   Net earnings (loss)                        0.1%     (1.5%)      1.3%       1.0%     (7.7%)        (4.0%)    (18.2%)
                                           ===================================================    =====================

Comparison of Twenty-six Weeks Ended December 29, 1996 to Twenty-six Weeks Ended December 31, 1995

        Sales. Consolidated sales of $8,665,462 for the first twenty-six weeks of fiscal 1997 were down slightly from consolidated sales of $8,668,667 reported during the first twenty-six weeks of fiscal 1996. The decrease in consolidated sales during fiscal 1997 was due to a decline in sales at the Company's full-service restaurants offset by an increase in sales at the Company's bagel restaurants, as described below.

        Full-service restaurant sales of $7,785,702 for the first twenty-six weeks of fiscal 1997 decreased 9.1% from sales of $8,568,694 for the same period of fiscal 1996. This decrease in full-service restaurant sales was due, in part, to the Company closing its Glendale, Wisconsin restaurant on September 8, 1996. This restaurant contributed $487,566 of sales to the first twenty-six weeks of fiscal 1996 while only $166,188 to the same period of fiscal 1997. After adjusting for the sale of this restaurant, full-service restaurant sales were down 5.7% for the first twenty-six weeks of fiscal 1997 when compared to the same period of last year. The remaining decrease in full-service restaurant sales was primarily due to the continued competition of local and national chain restaurants in each of the markets in which the Company's full-service restaurants operate. The Company expects competition to intensify and anticipates that most of its full-service restaurants will face continuing pressures to maintain sales levels. In order to improve the competitiveness of these restaurants, in January 1997 the Company began an extensive advertising campaign utilizing radio, newspaper, billboards, direct customer mailings and a rewards program for customers who frequent the Company's restaurants on a regular basis. Although it is too early to determine the direct results of this advertising, the Company believes these efforts should help reverse the recent trend of same store sales decreases.

        Sales at the Company's bagel restaurants of $879,760 for the first twenty-six weeks of fiscal 1997 increased 780.0% from $99,973 of sales for the same period of fiscal 1996. This increase in sales was primarily a function of the Company having five bagel restaurants open as of December 29, 1996, while only having two bagel restaurants open as of December 31, 1995. The Company is required by its development agreement to have nine stores open by July 1, 1997 and thirty stores open by July 1, 2001.

        Cost of Food and Beverage. The cost of food and beverage as a percentage of sales increased to 30.5% for the first twenty-six weeks of fiscal 1997 from 29.0% for the same period of fiscal 1996. The increase in the cost of food and beverage was due, in part, to an increase in prices of selected products at the Company's Italian and steakhouse restaurants without corresponding menu price increases. In addition, the mix of the Company's business has changed in fiscal 1997 to include a larger percentage of bagel restaurant sales, which have a higher cost of food and beverage associated with them.

        The Company does not expect the cost of food and beverage to increase significantly in the future. The Company is in process of implementing a new menu at its Italian restaurants which should help to stabilize the cost of food and beverage. In addition, the Company expects to construct a commissary during fiscal 1998 to lower the cost of food and beverage at its bagel restaurants.

        Labor and Benefits. Labor and benefit costs as a percentage of sales increased to 36.2% for the first twenty-six weeks of fiscal 1997 from 34.2% during the same period of last year. This increase in labor and benefit costs was mainly due to the fixed labor and benefit costs at the Company's Italian and steakhouse restaurants being spread across a lower sales base and high labor and benefit costs associated with the opening of the Company's new bagel restaurants.

        Although the Company does not expect the federally mandated minimum wage increase which became effective October 1, 1996 to have a significant impact on the Company's financial results, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company.

        Direct and Occupancy. Direct and occupancy costs increased to 36.0% of sales for the first twenty-six weeks of fiscal 1997 from 35.2% of sales during the same period of last year. The increase in direct and occupancy costs as a percentage of sales was due primarily to fixed costs such as rent and depreciation at the Company's bagel restaurants being spread across a small sales base. If sales at the Company's bagel restaurants increase in the future, these fixed costs will decrease as a percentage of sales.

        Offsetting the increase in direct and occupancy costs as a percentage of sales at the Company's bagel restaurants was a decrease in direct and occupancy costs at the Company's Italian and steakhouse restaurants. This decrease was mainly due to a reduction in advertising and promotion expense to 1.9% of full-service restaurant sales during the first twenty-six weeks of fiscal 1997 from 3.6% of full-service restaurant sales in the first twenty-six weeks of fiscal 1996. The Company expects its advertising and promotion costs to increase to approximately 4.0% of sales for the remainder of fiscal 1997 as the phases of the Company's new advertising plan are implemented.

        The Company also expects to spend approximately 4% of bagel restaurant sales for advertising and promotion expenses in order to implement several direct mailing and local store marketing campaigns in the Dallas-Fort Worth, Texas area.

        General and Administrative. General and administrative costs as a percentage of sales increased to 7.9% for the first twenty-six weeks of fiscal 1997 from 6.3% of sales for the same period of last year. The increase in general and administrative costs was primarily due to the Company incurring approximately $90,000 of additional general and administrative costs in the first twenty-six weeks of fiscal 1997 related to the operating of additional bagel restaurants. General and administrative costs at the Company's full-service restaurants have remained relatively constant, but have increased as a percent of sales due to lower sales at these restaurants. The Company does not expect general and administrative costs at its full-service and bagel restaurants to increase significantly during the remainder of the fiscal year.

        Impairment of Assets Write-down. During the first twenty-six weeks of fiscal 1997 the Company recognized an impairment loss of $640,286 for the long-lived assets at its Madison, Wisconsin restaurant. During November 1997, a major national competitor opened a steakhouse restaurant in close proximity to the Company's restaurant. The competitor's restaurant has the Company's restaurant out-positioned in the market area, and sales at the Company's restaurant have suffered due to the opening of this restaurant. In addition, the Company has attempted several advertising and promotional campaigns during the first twenty-six weeks of fiscal 1997 that have not produced the results management had expected. Based on these items, management has revised their forecasts for this restaurant and has projected operating losses and cash flow deficits for the remainder of the restaurant's lease, which expires in fiscal 2005. Accordingly, the Company has fully written off the cost of the long-lived assets at this restaurant.

        Other Income (Expense) Net. Other income (expense) decreased to a net expense of $27,846 for the first twenty-six weeks of fiscal 1997 from a net income of $6,699 during the same period of last year. This decrease in other income (expense) was primarily due to a decrease in investment income in fiscal 1997 as a result of fewer funds available for investment. In addition, interest expense increased during fiscal 1997 due to the additional debt financing that was arranged during the fourth quarter of fiscal 1996.

        Income Tax Expense (Benefit). The income tax benefit for the first twenty-six weeks of fiscal 1997 was $10,108 as compared to an income tax benefit of $65,000 for the same period of last year. The fiscal 1996 tax benefit recorded was limited to the amount of taxes recoverable from the carryback of losses; there was no tax benefit recorded for the carryforward of losses generated in the first twenty-six weeks of fiscal 1997. The Company's fiscal 1997 tax benefit was due to the receipt of state and federal income taxes in excess of the amount recorded as an income tax receivable as of June 30, 1996. The fiscal 1997 tax benefit was offset by $4,475 of state and franchise taxes paid during the period.

        As of December 29, 1996, the Company has $144,000 of alternative minimum tax credit carryforwards and $1,494,000 of net operating loss carryforwards. These tax carryforwards may only be utilized against future earnings and there is no assurance that the Company will realize these benefits. The utilization of these carryforwards may be limited if there are significant changes in the ownership of the Company.

        Seasonality. The Company's highest sales from its Italian and steakhouse restaurants have historically occurred during the months of July through December. The Company is currently unable to determine whether the operation of its bagel restaurants will result in any change in its seasonality.

        Effects of Inflation. Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws may result in an increase in the Company's labor costs. The Company cannot always implement immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.

Comparison of Year Ended June 30, 1996  to Year Ended July 2, 1995

         Sales. Sales for fiscal 1996 decreased $1,345,904 or 7.1% to $17,589,187 from fiscal 1995 sales of $18,935,091. The decrease in sales was primarily due to the increased competition of national chain restaurants in each of the markets in which the Company's Italian and steakhouse restaurants operate. In addition, the Minneapolis, Minnesota restaurant, which was closed on December 24, 1994, contributed approximately six months of additional sales to fiscal 1995.

         Offsetting the decrease in sales by the Company's Italian and steakhouse restaurants was the opening of four bagel restaurants during fiscal 1996. These stores were opened in the Dallas-Forth Worth, Texas area during the last nine months of fiscal 1996.

         Cost of Food and Beverage. The cost of food and beverage was 29.5% of sales in fiscal 1996. These costs were down significantly from the 30.5% of sales reported in fiscal 1995 due to the Company changing its food vendor in order to take advantage of lower pricing.

         Labor and Benefits. Labor and benefit costs were 34.9% of sales in fiscal 1996, an increase from the 33.1% of sales reported in fiscal 1995. This increase in labor and benefit costs as a percent of sales was primarily due to decreased sales at the Company's Italian restaurants. In addition, the Company incurred higher labor and benefit costs as a percentage of sales during the early phase of operating the new bagel restaurants.

         Direct and Occupancy. Direct and occupancy costs primarily include individual restaurant advertising, promotion, supplies, utilities, occupancy and depreciation expenses. These costs were 36.2% of sales in fiscal 1996, an increase from the 30.2% reported in fiscal 1995. This increase was due to the following three reasons. First, the Company increased its advertising and promotion costs from 2.3% of sales during fiscal 1995 to 3.6% of sales in fiscal 1996. Second, lower sales levels caused fixed costs such as occupancy and depreciation to be spread over a smaller sales base, thus significantly increasing those respective percentages as compared to sales. Third, the Company incurred significant costs related to the start-up of the bagel restaurants.

         General and Administrative. General and administrative costs increased to 7.5% of sales for fiscal 1996, up from the 5.6% of sales reported in fiscal 1995. This increase was primarily due to the Company recording a reserve of $147,368 for the entire balance of an outstanding note receivable related to the closing of its Milwaukee, Wisconsin, restaurant.

        Impairment of Assets Write-down. During the fourth quarter of fiscal 1996, the Company resolved to close its Italian restaurant located in Glendale, Wisconsin, effective September 8, 1996. Accordingly, the Company recorded a $77,691 charge during the fourth quarter of 1996 to reduce the cost of the assets at this location by the excess of the cost over the accumulated depreciation and amortization.

         Other Income (Expense) Net. Other income (expense) decreased to a net expense of $17,601 in fiscal 1996 from income of $87,854 in fiscal 1995. The Company's interest expense increased to $92,634 in fiscal 1996 from $68,295 in fiscal 1995 as a result of higher debt in 1996 due to the construction of the Company's bagel restaurants in the Dallas-Fort Worth area. The Company's investment income decreased to $59,526 in fiscal 1996 from $77,469 in fiscal 1995 primarily as a result of fewer funds available for investment. In addition, other income decreased to $15,507 in fiscal 1996 from $78,680 in 1995 as 1995 included a gain of $55,000 from the closure of the Company's Minneapolis, Minnesota restaurant.

         Income Tax Expense (Benefit). The income tax benefit for fiscal 1996 was $160,000 as compared to income tax expense of $6,000 in fiscal 1995. The income tax benefit recorded was limited to the amount of taxes recoverable from a carryback of the current year loss; there was no tax benefit recorded for the effect of the carryforward of losses generated in fiscal 1996. As of June 30, 1996 the Company has $144,000 of alternative minimum tax credit carryforwards and $559,000 of net operating loss carryforwards.


Liquidity and Capital Resources
-------------------------------

        At December 29, 1996 the Company had cash and cash equivalents on hand of $637,257, which represents a decrease of $965,679 from the $1,602,936 in cash and cash equivalents reported as of June 30, 1996. Net cash used in operating activities was $442,705 for the first twenty-six weeks of fiscal 1997. In addition to the net loss of $1,575,125, the Company reduced its accounts payable balance by $366,763 during the first twenty-six weeks of fiscal 1997. The reduction in the Company's accounts payable balance related primarily to payments made to vendors of $215,816 for capital expenditures for the Company's fourth bagel restaurant. These uses of cash were partially offset by non-cash expenses including depreciation of $505,101 and an impairment of assets write-down of $640,286. In addition, the Company received proceeds from an income tax receivable of $165,576 and had increases in other accrued liabilities of $151,039.

        Net cash used in investing activities was $395,802 during the first twenty-six weeks of fiscal 1997. This cash was used primarily for purchases of equipment and leasehold improvements for the Company's fifth bagel restaurant in the Dallas-Fort Worth, Texas area.

        Net cash used in financing activities was $127,172 for the first twenty-six weeks of fiscal 1997, reflecting a net repayment of amounts due under the Company's debt financing.

        Big D Bagels, Inc. ("Big D"), a wholly-owned subsidiary of Ciatti's, Inc., entered into a Development Agreement with Bruegger's Franchise Corporation ("Bruegger's) effective January 1, 1995. This agreement requires Big D to build 30 bagel restaurants by July 1, 2001. During fiscal 1996, four bagel restaurants were built, thus meeting the initial terms of this agreement. Big D is required to open five additional bagel restaurants during fiscal 1997. As of December 29, 1996, Big D has opened one additional bagel restaurant, and as of January 31, 1997 has entered into lease agreements for two additional bagel restaurant sites. The Company believes each new site will require approximately $350,000 for capital expenditures, including the initial franchise fee. In addition, Big D intends to construct a commissary in fiscal 1998 at an estimated cost of $500,000. Currently, Big D is supplying fresh dough to its bagel restaurants from the commissary of another Bruegger's franchisee in Austin, Texas.

         On October 15, 1996, the Company filed a Registration Statement with the Securities and Exchange Commission for a Rights Offering to its existing shareholders. In response to assertion by Bruegger's that it had certain rights of consent and first refusal with respect to the common stock being offered, the Company and Big D filed a lawsuit in United States District Court against Bruegger's and Quality Dining. In light of the lawsuit and the Company's desire to have this matter resolved prior to the commencement of the Rights Offering, Ciatti's announced that it was postponing the record date and commencement date of its rights offering.

         The Company plans to finance its working capital and capital resource needs with its current cash, future cash generated from operations, proceeds from this offering, and additional debt or equity financing. The Company believes that these sources will be sufficient to enable it to satisfy its working capital and capital resource needs for the next twelve months. If the Company is unable to successfully raise funds from this offering or the rights offering in a timely manner, it may be necessary for it to raise additional capital through other means of financing. Although the Company believes that it will be able to secure the necessary capital, there can be no assurances that the Company will be successful in such efforts.

         In order to finance its working capital requirements, on February 11, 1997, the Company borrowed $50,000 from its Chairman of the Board of Directors. See "Certain Transactions."

                                   BUSINESS

General

        The Company owns and operates ten full-service restaurants in Minnesota and Wisconsin. Included in these full-service restaurants are nine Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant(R)" and one Steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon(R)". On January 1, 1995, Big D Bagels, Inc. ("Big D"), the wholly-owned subsidiary of the Company, entered into an exclusive Area Development Agreement with Bruegger's Franchise Corporation to develop bagel restaurants in the Dallas-Fort Worth, Texas area. As of February 28, 1997, Big D is operating five bagel restaurants in the Dallas-Fort Worth, Texas area.

         The Company is issuing these Notes to raise working capital, including additional capital to expand the number of bagel restaurants owned and operated by Big D in Dallas-Fort Worth, Texas. Under the Development Agreement, Big D must have nine bagel restaurants open by July 1, 1997 and thirty bagel restaurants open by July 1, 2001. The Company may also use part of any capital raised for major remodeling and updating of some of its Italian restaurants, as well as for other business opportunities.

Restaurant Demographics

         Full-Service Restaurants
         ------------------------

         The Company currently operates eight Italian restaurants in Minnesota and one Italian and one steakhouse restaurant in Wisconsin. The Company's Italian and steakhouse restaurants range in size from 6,500 to 9,800 square feet. Each seats between 70 and 100 customers in the lounge and between 110 and 220 customers in the dining area. Two of the Company's restaurants have a meeting room/banquet facility and some of the Company's restaurants also offer outdoor patio dining on a seasonal basis.

         The following table sets forth the opening date and square footage of the Company's full-service restaurants:

                                                                                                         Approximate
           Date Opened                            Location                                              Square Footage
           -----------                            --------                                              --------------
           September, 1984                        St. Paul, Minnesota                                       8,600
           February, 1985                         Madison, Wisconsin                                        9,800
           November, 1987                         Falcon Heights, Minnesota                                 7,000
           November, 1988                         Eden Prairie, Minnesota                                   7,800
           June, 1989                             Burnsville, Minnesota                                     7,800
           February, 1990                         Maplewood, Minnesota                                      7,800
           November, 1990                         St. Cloud, Minnesota                                      6,700
           October, 1991                          Edina, Minnesota                                          6,500
           November, 1991                         LaCrosse, Wisconsin                                       7,100
           April, 1992                            Woodbury, Minnesota                                       7,000

         The St. Paul restaurant is located in an urban area. The Madison, Falcon Heights, Eden Prairie, Burnsville, Maplewood, Edina and Woodbury restaurants are located in suburban areas. The St. Cloud restaurant is located in a community of approximately 50,000 residents, 50 miles northwest of the Minneapolis-St. Paul metropolitan area and the LaCrosse, Wisconsin restaurant is located in a community of approximately 50,000 residents, 90 miles southeast of the Minneapolis-St. Paul metropolitan area. The actual cost of opening an Italian or steakhouse restaurant, including leasehold improvements, furniture, fixtures, and equipment and other pre-opening costs has varied from $480,000 to $930,000 per restaurant.

         The Company has not opened a Italian or steakhouse restaurant since April 1992 and has no plans to open any additional full-service restaurants in the future.

         Bagel Restaurants
         -----------------

         Big D currently operates five bagel restaurants in the Dallas-Forth Worth area. These bagel restaurants range in size from 2,130 to 3,000 square feet and seat between 45 and 50 customers. These bagel restaurants also offer a limited area for outdoor patio dining.

         The following table sets forth the opening date and square footage of the Company's bagel restaurants:

                                                                                                         Approximate
           Date Opened                            Location                                              Square Footage
           -----------                            --------                                              --------------
           October, 1995                          Plano, Texas                                              3,000
           December, 1995                         Plano, Texas                                              2,250
           February, 1996                         Dallas, Texas                                             2,500
           June, 1996                             Fort Worth, Texas                                         2,130
           November, 1996                         Dallas, Texas                                             2,200

Restaurant Formats

        Italian Restaurants
        -------------------

        The Company's restaurants have traditionally had an Italian format. The Company's Italian restaurants serve appetizers, pizza, soups, salads, sandwiches, pasta, chicken, seafood, bread and desserts, together with alcoholic and non-alcoholic beverages. Menu items are prepared at each restaurant pursuant to the Company's uniform recipes and ingredient specifications.

        The Company has traditionally designed the dining areas and lounges of its Italian restaurants to convey an atmosphere of casual elegance. The dining area of each restaurant features booths and individual tables with either chairs or banquettes. Each restaurant differs in interior design and decor, depending upon the location and nature of the space. The Company has recently redesigned one of its restaurants to be a more informal, open-kitchen style restaurant. Most restaurants accept reservations for a limited portion of their dining area. For customers waiting to be seated for dining, the Company has available in most restaurants lounge areas, which have full-service liquor licenses. In most of the Company's restaurants, appetizers and other menu items are available in the lounge as well as in the restaurant.

        Each Italian restaurant employs a standardized menu with entree prices ranging from $5.99 to $8.99 at lunch, and $7.99 to $14.99 at dinner. During fiscal year 1996, food sales comprised approximately 77% and beverage sales comprised approximately 23% of total sales.

        The Company's Italian restaurants are typically open for lunch and dinner daily during the year, except for Thanksgiving, Christmas Eve and Christmas Day. Hours of operation may vary depending on local custom and customer traffic. Menu service is normally available from 11:00 a.m. to 10:00 p.m. (9:00 p.m. on Sunday). A Sunday brunch is served in some of the Minnesota restaurants from 10:00 a.m. to 2:00 p.m. Each restaurant's lounge is typically open from 11:00 a.m. until 12:00 a.m. (10:00 p.m. on Sundays). In addition to in-restaurant dining, all of the menu items are available for carry-out. Carry-out sales constitute a small portion of the Company's total sales.

        Steakhouse Restaurant
        ---------------------

        In 1993, the Company converted its Madison, Wisconsin, Italian restaurant into a Spurs Steakhouse & Saloon(R) restaurant. The Company's Steakhouse restaurant has a more casual atmosphere than the Company's Italian restaurants, with a menu that features a Texas theme, featuring a variety of steaks, ribs, chicken, seafood, sandwiches, salads, soup and appetizers. Prices at the steakhouse restaurant range from $4.99 to $17.95 and the hours of operation are consistent with those of the Company's Italian restaurants.

        Bagel Restaurants
        -----------------

        The Company's bagel restaurants specialize in 12 varieties of freshly baked bagels and branded cream cheeses, as well as their freshly ground, premium branded coffee which is brewed fresh every 19 minutes. Bruegger's bagels are unique because certified bagel masters make the bagels by kettle-boiling them in malt and water and then baking them in a stone hearth oven. In addition, each bagel restaurant offers deli-style bagel sandwiches, freshly-made soups, and other food and beverage items. The bagel restaurants are open from approximately 6:30 a.m. to 7:00 p.m. each day, depending upon location, and offer both carry-out and in-store dining.

        The design and general lay-out of the Company's bagel restaurants is based on plans and guidelines issued by Bruegger's. Bruegger's updated its plans and designs for all bagel restaurants in 1995 and all of the Company's existing bagel restaurants have been constructed following this new design. It is anticipated that the new design will be the national standard for a number of years. The Company's ability to make material changes to such design is limited and any such change requires the written approval of Bruegger's. The new design and ambiance is bright and clean looking, using materials to withstand heavy customer use.

        Bruegger's also issues standard plans for furniture, fixtures and equipment ("FF&E"), including standard menu boards and art work. The Company, similarly to other franchisees of Bruegger's, is required to equip each bakery with such FF&E. In a number of cases, Bruegger's offers franchisees an option to purchase major equipment from two different manufacturers.

Restaurant Operations

        The Company has established uniform operational standards for all of its restaurants, which are maintained by each restaurant's management team in accordance with the Company's manuals that emphasize quality of ingredients, food preparation and presentation, maintenance of the restaurant premises and employee training and conduct. These manuals include a Construction Specifications Manual, a Furniture, Fixtures and Equipment Specifications Manual, a Pre-Opening Manual, a Recipe Manual and an Operations Manual. The Company has also developed a Training Manual for each position in its Italian restaurants.

        The Company's President supervises the operations of all restaurants with the assistance of a Director of Operations for Full-Service restaurants and a Director of Operations for bagel restaurants. Additionally, a Vice President for Administration, a Corporate Controller, a Director for Purchasing, a Director for Training and a Corporate Chef administer their respective areas of responsibility at the corporate office.

        Each restaurant normally employs a general manager and assistant managers. General managers have primary responsibility for restaurant operations, including customer relations, food service, cost control, maintenance, personnel, implementation of Company policies and procedures, and restaurant profitability. Assistant managers share day-to-day responsibility for restaurant operations. The Company has a bonus program to compensate its managers and assistant managers for achieving sales, service and profitability goals.

        Supervisory personnel visit each restaurant an average of one day a week. During these visits each aspect of the restaurant's operations is scrutinized to ensure that the restaurant is being operated in conformance with Company policies and procedures and that the Company's high levels of customer service are being maintained.

        For its Italian restaurants, the Company periodically prepares and revises menu items, recipes and lists of approved ingredients. Menu items, recipes and the ingredients used in preparing them are chosen based upon quality, cost and customer acceptance. Each restaurant's food and beverage inventories and supplies are purchased by the general managers directly from suppliers approved by the Company.

        All supplier invoices are paid at the Company's home office after approval by the appropriate general manager. The Company believes it has a good working relationship with its suppliers. The Company limits the number of its suppliers to take advantage of volume discounts, to achieve better quality control and to simplify the purchasing process for the general managers. Although the Company purchases a majority of its food ingredients and restaurant supplies from a single distributor, which is not uncommon in the restaurant industry, the Company believes that its food and beverage supplies can be obtained from more than one supplier if any one supplier is unable to meet the Company's demand or quality specifications.

        The Company maintains centralized financial and accounting controls for its restaurants. Restaurant personnel are required to report sales and deposit information to the Company on a daily basis. On a weekly basis, general managers complete and forward to the Company a food and liquor inventory, supplier invoices, payroll reports and other various information.

Restaurant Development

        Bagel Restaurants
        -----------------

        Effective January 1, 1995, the Company entered into a Development Agreement with Bruegger's Franchise Corporation. Bruegger's, which was acquired in May 1996 by Quality Dining, Inc., has aggressively expanded its franchise system to most major markets of the country. Bruegger's has indicated that its objectives are to establish the Bruegger's brand as the leading, most recognized brand in the bagel industry, to enhance Bruegger's existing position as the largest chain of fresh bagel bakeries in the United States and to be the industry leader in the markets it enters. As of June 30, 1996, Bruegger's, directly or through franchises, operated in 52 metropolitan markets in 32 states. Since it was founded in 1983, Bruegger's has experienced 11 consecutive years of systemwide comparable store sales growth. Bruegger's generated systemwide net sales of over $150 million, and for the 12 months ended May 1996 (the latest date available) mature Bruegger's bakeries (open two or more years) were reported to generate on average approximately $801,000 in net sales.

        All franchisees are required to open a contractually specified number of bakeries in their territory within a specified period of time or they will lose their territorial franchise rights. As of January 1, 1997, there were 440 bagel restaurants open for business, owned and operated by either Bruegger's or by franchisees. The reported goal of Bruegger's is to have 2,000 Bruegger's bakeries systemwide by the end of October 2000. Although Bruegger's is generally considered the largest bagel concept in the country, there are several franchise or company-owned systems with aggressive development plans in direct competition in all areas of the country.

        The Company intends to devote significant resources to the development of its bagel restaurants. This decision to concentrate on Bruegger's reflects the Company's judgment concerning the potential market for bagel-based restaurant concepts, the continuing appeal of the Bruegger's format to customers and the Company's ability to successfully manage its growth. Under the terms of the Development Agreement between the Company and Bruegger's, the Company is required to build 30 bagel restaurants in the Dallas-Fort Worth area by July 1, 2001.

        The Company is concentrating its development efforts in the socioeconomic well-to-do areas of the greater Dallas-Fort Worth area. Experience gained from other Bruegger's franchises has shown that the typical customer tends to be well educated and financially well-off. Four bagel restaurants have been opened in the north-central portion of the Dallas area, and one was opened in the western portion of Fort Worth.

        The ability of the Company to open additional bagel restaurants will depend to a large degree on the availability of suitably sized spaces in desired areas at economically justifiable terms. Other bagel chains, as well as coffee houses, are vying for the same locations, thus providing strong competition for space.

        The cost of leasehold improvements for the existing bakeries varied from $150,000 to $300,000 per bakery, depending on the size of the space, contributions by the lessor, and the condition of the buildings. The cost of equipment for the existing bakeries has ranged from $150,000 to $200,000 for each bakery. Other preopening expenses, including design services, smallwares, training, and initial inventory has varied from $28,000 to $45,000 for each bakery, including the initial franchise fee.

Relationship with Bruegger's and Quality Dining, Inc.

        The development by Big D of bagel restaurants is based upon franchise documents entered into between Big D and Bruegger's. The principal documents are a Development Agreement dated as of January 1, 1995 and a Franchise Agreement pertaining to each existing bagel restaurant.

        The Development Agreement gives Big D the right to construct, own and operate bagel restaurants in the counties of Tarrant and Dallas, Texas and certain areas immediately north of the City of Dallas, including the City of Plano, Texas (the "Development Area"). The Development Agreement grants Big D the exclusive right and obligation to develop thirty (30) bagel restaurants within the Development Area by July 1, 2001 on the following schedule:


                                                                      Minimum number
                                                                   of bagel restaurants
                                                                    Big D must have in
            Deadline                                               operation by deadline
            --------                                               ---------------------
            July 1, 1996                                                     4
            July 1, 1997                                                     9
            July 1, 1998                                                    14
            July 1, 1999                                                    19
            July 1, 2000                                                    24
            July 1, 2001                                                    30

        Big D is to choose the sites for the bagel restaurants at its sole expense but must seek site approval from Bruegger's in writing prior to beginning construction. The Development Agreement also defines the relationship of Big D to Bruegger's as that of independent contractor and states that none of the rights granted therein may be assigned or otherwise transferred. Under the terms of the Development Agreement, Big D also agreed that it will not sell any of its securities to any other person, with certain limited exceptions, without notice to, and the consent of, Bruegger's. In addition, Ciatti's, Inc. agreed that any sales of its interest in Big D shall be subject to a right of first refusal and prior written consent by Bruegger's. Bruegger's has additional rights to acquire equity securities of Ciatti's, Inc. if Ciatti's stock ceases to be publicly traded.

        The Development Agreement may be reviewed in one year increments after the initial term if Big D continues opening bagel restaurants at the rate of three per year. After five years of renewals, however, Big D is obligated to open only one bagel restaurant per year.

        The Development Agreement gives Big D the exclusive right to operate bagel restaurants in the Development Area. The Development Agreement provides, however, that certain Bruegger's specialty products (specifically cheese spreads and related products) may be distributed by a third party through supermarkets, delicatessens, specialty food stores, convenience stores, and other wholesale and retail food stores within the Development Area, but in such event Big D has a right to act as distributor.

        The Development Agreement provides that if Big D breaches any term of the Development Agreement, Bruegger's has the right to terminate the Development Agreement.

        The Development Agreement provides that Big D and Bruegger's will enter into a predetermined Franchise Agreement for each bagel restaurant opened by Big
D. The Franchise Agreement grants Big D the right to establish and operate the particular bagel restaurant and to use the Bruegger's system and various trademarks. The Franchise Agreement designates the locations approved pursuant to the Development Agreement as the exclusive sites for the operation of the bagel restaurants. Under the terms of the Franchise Agreement, Bruegger's agrees to provide Big D with operation assistance, layout as well as manuals, training and annual audits. The Franchise Agreement also states that Bruegger's may at its discretion establish an Advertising Cooperative (the "Coop") for certain geographic areas and that if Big D operates a bagel restaurant within such area it must immediately become a member of the Coop. Big D's duties under the Franchise Agreement include constructing bagel restaurants at its own expense from pre-approved plans and sending new managers to Bruegger's training program. Big D also promises that its bagel restaurants will strictly conform to Bruegger's methods, such as its core products, management of the business, fixtures, furnishings, and maintenance, and that it will keep confidential the Operations and Bagel Production Manuals provided it. In consideration of the rights granted it, Big D is obligated to pay certain franchise and other fees to Bruegger's.

        Each Franchise Agreement has a term of twenty (20) years and may be renewed in ten (10) year increments. If Big D chooses to renew, the terms of the Franchise Agreement will change to whatever terms are being offered new franchisees at the time of renewal.

        The Company and Bruegger's are currently engaged in litigation. See "- Legal Proceedings."

Fiscal Year

        The Company's fiscal year ends on the Sunday closest to June 30 of each year. Therefore, the Company's fiscal years are either 52 or 53 week periods.

Seasonality

        The Company's highest sales historically have occurred during the period from July through December. The Company is currently unable to determine whether the operation of its bagel restaurants will result in any change in its seasonality.

Competition

        The restaurant industry is intensely competitive and is affected by changes in taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. Menu, price, service, convenience, location, decor, and atmosphere are all important competitive factors, with the relative importance of such factors varying among different segments of the consuming public. By serving high-quality food and beverages at reasonable prices in pleasant, casual surroundings, the Company seeks to appeal to a wide range of customers.

        Although the full-service Italian restaurant market segment is highly fragmented, a few regional and national chains compete directly against the Company in this market segment. Dardens' concept, The Olive Garden, is represented in the Company's Minnesota and Wisconsin markets. The Company's Italian and Steakhouse restaurants compete not only with other chain or locally owned restaurants with similar menus, but also with other full-service restaurants.

        For its bagel restaurants, the Company's primary competitors are several chain bagel operators offering menu items essentially similar to Bruegger's, all vying for speedy market penetration. For example, Einstein Bagels and Bagel Boulevard are represented in the Company's territory as well as a number of local, owner-operated bagel shops which in several cases have developed a loyal local clientele. In addition, any quick-service or home-replacement meal restaurants are competing with the Company for breakfast or lunch customers.

        Through the Bruegger's concept, the Company does, however, differentiate itself from these competitors by providing its customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. Additionally, by constructing and operating its own commissary to produce and distribute fresh dough daily, the Company will vertically integrate its bagel operations. This integration will allow the Company to provide its bagel customers with a consistently high-quality product and to minimize transportation and production costs.

Advertising and Promotion

        The Company develops and executes annual advertising and promotional programs customized to each of the markets in which the Company currently operates. The Company has budgeted 3.75 percent of its projected fiscal 1997 full service restaurant sales for advertising. Under the terms of the Company's franchise agreement with Bruegger's, the Company is required to spend approximately four percent of its sales from the bakeries for advertising and promotion, including advertising and promotions due in connection with Bruegger's efforts. Due to the small number of bagel restaurants currently existing in the franchise area, the majority of the Company's efforts in this respect are directed to local store marketing. Television or other wide coverage advertising will not be economically justifiable until a larger number of bakeries exists in the Company's territory.

Government Regulation

        Various federal, state and local laws affect the Company's restaurant business, including laws and regulations relating to health, sanitation, alcoholic beverage control and safety standards and access for disabled persons. To date, federal and state environmental regulations have not had a material effect on the Company's operations. Varied and sometimes stringent requirements of local government bodies with respect to zoning, building codes, land use and environmental factors have, in the past, increased, and in the future can be expected to increase, the cost and time required for developing new restaurants. In some instances the Company may have to obtain zoning variances and land use permits for its new restaurants. A significant portion of the Company's Italian and steakhouse restaurant business is also derived from the sale of alcoholic beverages. Any action by an alcoholic beverage control agency to suspend or revoke a restaurant's liquor license would have an adverse effect on that restaurant's business. The Company believes that it is operating in compliance with all material laws and regulations covering its operations.

        The Company is also subject to the Fair Labor Standards Act, which covers such matters as minimum wages, overtime and other working conditions. A significant portion of the Company's food service personnel are paid at rates above, but related to, the minimum wage. Accordingly, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company.

Trademarks and Licenses

        The Company has obtained a trademark of the stylized words and design for "Ciatti's Italian Restaurant," which was renewed in March 1994. The Company also obtained a trademark for the words and design of "Spurs Steakhouse & Saloon" in June 1994. Generally, federal registration of a trademark gives the registrant the exclusive use of the trademark in the United States in connection with the goods or services associated with the trademark, subject to the common law rights of any other person who began using the trademark prior to the date of federal registration. The Company believes that its marks are important to its business.

        "Bruegger's" and "Bruegger's Bagel Bakery" are trademarks of Bruegger's Corporation. Under the terms of the Development Agreement between Big D and Bruegger's, Big D, as a franchisee of Bruegger's, has the right to use all trademarks associated with the Bruegger's bagels franchise in connection with the operation of bagel restaurants in the Dallas-Fort Worth area.

Employees

        As of March 1, 1997, the Company employed approximately 915 persons, including 10 corporate employees, 55 restaurant managers and assistant managers, and 850 hourly restaurant employees. Hourly employees comprise approximately 93% of the Company's total work force and most work on a part-time basis. Other than corporate and restaurant management personnel, employees are paid on an hourly basis. No employees are covered by collective bargaining agreements and no work stoppages have occurred. The Company considers its employee relations to be good.

Description of Property

        The Company's existing restaurants are located in leased facilities, all of which the Company believes to be adequate. The Company owns substantially all of the furniture, fixtures, and equipment in each of its restaurants. Leasehold improvements paid for by the Company generally will become the property of the landlord upon expiration or termination of a lease.

        The Company's corporate offices are located in Edina, Minnesota, a Minneapolis suburb. These premises include a test kitchen and a small warehouse area. The lease currently runs through August 31, 1998, with the Company having the option to renew the lease for an additional three year term at the then current market rates. The Company believes this facility will be adequate to accommodate its administrative needs for the foreseeable future and that it will be able to renew its existing lease upon satisfactory terms or obtain comparable space on satisfactory terms.

        The Company leases real estate and improvements for its restaurants. The leases for its Italian restaurants generally provide for an initial term of ten or twelve years although one restaurant had an initial term of twenty years. These leases generally have a minimum of two five-year renewal options. Base rent under the Company's leases varies depending, in part, upon leasehold allowance funds provided by the lessor. Base rent at some locations also escalates during the term of the lease. At a few restaurants, the Company also is required to pay a percentage rate between 4% and 5.5% of sales in excess of specified amounts. The Company pays all real estate taxes, insurance, utilities and maintenance expenses for its leased properties.

        The Company's leases for its bagel restaurants generally run for either five or ten years, and have an option to renew for one or two additional five year terms. The existing leases provide for a fixed rent for the primary term in an amount that varies with the location.

Legal Proceedings

        On October 1, 1996, the Company filed a Registration Statement with the Securities and Exchange Commission for a Rights Offering to its existing shareholders. In response to Ciatti's filing of the Registration Statement, Bruegger's asserted that Bruegger's has certain rights of consent and of first refusal regarding the sale of securities of Ciatti's. Bruegger's is the franchisor and Big D, the Company's wholly-owned subsidiary, is the franchisee under a Development Agreement in which Big D has the exclusive right to develop Bruegger's bagel restaurants in the Dallas-Fort Worth, Texas area. Ciatti's believes that such rights exist only with respect to securities of Big D, who is the "Developer" under the Development Agreement between Big D and Bruegger's, and not with respect to Ciatti's, which is not a party to the Development Agreement.

        Ciatti's and Bruegger's were unable to agree upon resolution of the matter and, on November 8, 1996, Ciatti's and Big D filed a lawsuit in United States District Court for the District of Minnesota against Bruegger's and its parent corporation, Quality Dining, Inc. ("Quality Dining"). In the lawsuit, Ciatti's and Big D asked for declaratory and injunctive relief against the defendants with respect to the Development Agreement. In response, Bruegger's and Quality Dining filed a counterclaim seeking declaratory relief that (i) the Development Agreement required Ciatti's to provide prior notice of its offering to Bruegger's and obtain consent of Bruegger's and (ii) that the Company's use of any trademark of Bruegger's in the Company's proposed rights offering without the written consent of Bruegger's would violate the Development Agreement and related Franchise Agreements between Big D and Bruegger's. The Company believes that Bruegger's counterclaims are substantially without merit.

         On February 14, 1997, a Summary Judgment hearing was held by the Court. The Court denied the Company's motion for Summary Judgment as premature and scheduled a trial or rehearing on the motion to be held on or about April 1, 1997 and permitted the parties to conduct limited discovery.

        In light of the lawsuit and its desire to have this matter resolved prior to commencement of the rights offering, Ciatti's announced that it was postponing the record date and the commencement date of its rights offering.


                             CERTAIN TRANSACTIONS

         In order to finance certain working capital requirements, on February 11, 1997, the Company borrowed $50,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company pursuant to an unsecured 10.5% Promissory Note that amortizes in four installments from October 1997 through June 1998. The Company anticipates that it may be necessary fro it to borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.

                  DESCRIPTION OF NOTES AND TERMS OF OFFERING

General

        The Notes are general obligations of the Company. The Company will issue up to a principal amount of $2,000,000 of Notes. The Notes may be issued in one or more series having various maturities, interest rates, principal amounts, prepayment provisions and other features as the Company may establish. This Prospectus relates to Subordinated Fixed-Term notes having maturities of one or three years after the date of issue. There is no limitation on the respective amounts of each series of Notes which may be outstanding.

        The Notes will be issued in registered form, without coupons, in any multiple of $1,000. In the future, the Notes may be offered and issued in such denominations as may be designated from time to time by the Company. The Company currently intends to issue the Notes in certificated form; however, the Company may elect to issue Notes in uncertificated from pursuant to Article 8 of the Uniform Commercial Code.

        The Notes are unsecured general obligations of the Company, subordinated to all existing and future Senior Indebtedness. There is no sinking fund or other provision for payment of the Notes at maturity. Notes which mature will be paid from general funds of the Company or from the sale of new Notes. See "Description of Notes and Terms of Offering - Subordination."

Interest

        Initial interest rates are set at 9.00% for One Year Notes and 9.25% for Three Year Notes. The initial interest rate payable on any unsold Notes will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Note purchased prior to the effective date of such change. Interest payable on the Notes accrues from the date of issuance and is calculated based on a 360-day year.

        Interest on all the Notes will be paid semi-annually, on January 1 and July 1.

Prepayment by the Company

        The Company reserves the right to prepay any Note, in whole or in part, plus accrued interest to the prepayment date, without penalty or premium upon 15 days written notice. Any partial prepayment shall be in multiples of $1,000.

Interest Accrual Date

        Interest on the Notes accrues from the date of purchase, which is deemed to be the date the Company receives funds prior to 3:00 p.m. on a business day, or the next business day if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day. For this purpose, the Company's business day will be deemed to be Monday through Friday, except for national bank holidays.

Interest Withholding

        With respect to those investors who do not provide the Company with a fully executed Internal Revenue Service Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld.


Subordination

        The Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness. The Company and each Noteholder by accepting a Note agrees to the subordination and authorizes the Company to give it effect. Senior Indebtedness means all Indebtedness (as defined below) of the Company except (a) indebtedness evidenced by the Notes and (b) indebtedness which is expressly made equal in right of payment to the Notes. As of March 1, 1997, the

Company's $997,850 of Senior Indebtedness includes (i) $224,111 of an 11.5% note payable to a financial institution due in monthly installments through December 2000, (ii) $337,837 of 10.5% notes payable to a financial institution due in monthly installments May 2001, (iii) $385,902 of amounts due under a capital lease through the January 2005 and (iv) $50,000 of a 10.5% promissory note to an affiliate of the Company due in quarterly installments through June 1998. See "Certain Transactions." "Indebtedness" of the Company on any date includes (i) all indebtedness for money borrowed by the Company, (ii) indebtedness of the Company under leases which are capitalized under generally accepted accounting principles ("GAAP") and (iii) indebtedness of the Company representing the deferred and unpaid purchase price of any property or business (excluding trade and service payables incurred in the ordinary course of business and constituting current liabilities).

        Upon the maturity of any Senior Indebtedness by lapse of time, acceleration of otherwise, all such Senior Indebtedness must first be paid in full before any payment is made by the Company on account of the Notes. The Company may not pay any amounts in respect of the Notes, designate or set aside any amount for such payment, or acquire any Notes for cash or property, other than capital stock of the Company, (a) if the Company is then in default in the payment of any obligation due with respect to Senior Indebtedness or (b) if a default on Senior Indebtedness occurs and is continuing that permits holders of such Senior Indebtedness to accelerate its maturity (other than a payment default) and the Company receives a notice of the default. The Company may resume payments on the Notes and may acquire them when the default is cured or waived.

Default

        In the event of nonpayment when due of any payment due on any Note, and if such default continues for a period of 30 days, then at the option of the holder the Note, all amounts then owing under the Note shall become due and payable, subject to the subordination provisions of the Note.

Place, Method and Time of Payment

        Principal and interest upon the Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. Any payment of principal or interest which is due on a non-business day will be payable by the Company on the next business day immediately following such non-business day.

Exchanges

        The Company, in its discretion, may offer or accept outstanding Notes in exchange for other Notes under this Prospectus.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with this Prospectus. The Company or other registrar under this Prospectus may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by this Prospectus. The Company is not required to transfer or exchange any Notes selected for prepayment, beginning at the opening of business 15 days before the day notice of prepayment is mailed by the Company. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before the maturity of the Note.

Reports

        The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Noteholder upon oral or written request to the Company. The requesting Noteholder shall identify itself as such in such request.

Service Charges

        The Company reserves the right to assess reasonable service charges for services such as changing the registration of any Note when such change is occasioned by a change in name of the holder or a transfer (whether by operation of law or otherwise) of a Note by the holder to another person.

Variations in Terms and Conditions

        The Company may elect to offer only certain of the series of Notes described in this Prospectus, depending on the Company's financial requirements and market conditions. The Company reserves the right from time to time to offer securities different from the Notes and to vary the terms and conditions of the offering depending upon various factors, including the state or locality where the purchaser resides, the purchaser's tenure as an investor with the Company or whether an investor is increasing or renewing his or her investment in the Company's securities. In addition, the Company may vary certain terms and conditions of the Notes for its employees.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of certain federal income tax consequences relating to the purchase, ownership, and disposal of the Notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and judicial or ruling authority, all of which are subject to change, which may be retroactive. The discussion assumes that the Notes are held as capital assets and does not purport to deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors should consult their own tax advisors to determine the federal, state, local, and any other tax consequences of the purchase, ownership, and disposition of the Notes.

Sale, Exchange or Retirement

        Upon the sale, exchange or retirement of a Note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the holder's adjusted tax basis in the Note. The adjusted tax basis of a Note to a particular holder generally will equal the holder's cost for the Note, increased by any accrued but unpaid interest previously included by such Holder in income with respect to the Note and decreased by principal payments previously received by such Holder with respect to the Note. Any such gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income.

Reporting and Backup Withholding

        The Company will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements such information as may be required by law with respect to interest on the Notes. Under certain circumstances, a holder of a Note may be subject to "backup withholding" at a 31% rate. Backup withholding may apply to a holder who is a United States person if the holder, among other circumstances, fails to furnish his Social Security number or other taxpayer identification number to the Company. Backup withholding, however, does not apply to payments on a Note made to certain exempt recipients, such as corporations and tax exempt organizations.


                             PLAN OF DISTRIBUTION

        The Notes are being offered on a continuous basis. The Notes will be sold directly by officers and other employees of the Company, without an under writer or selling agent.

        From time to time, the Company may limit the volume of Notes sold. The Company may vary the terms and conditions of the offering as otherwise described under "Description of Notes - Variations in Terms and Conditions."

Further, the Company may offer different securities at different times depending on such factors as the Company's liquidity requirements, the interest rate environment and other economic conditions.

        The Company's employees participating in the sale of the Notes are not required to be registered as brokers under the Exchange Act, based upon the safe harbor provided by Rule 3a4-1 under the Exchange Act. Pursuant to Rule 3a4-1, such employees will not be deemed to be brokers because they will not receive a commission or other remuneration in connection with the sale of the Notes, and are not and will not be associated persons of a broker or dealer. In addition, the employees will restrict their participation in the sale of the Notes to the following activities, as required under Rule 3a4-1(a)(4)(iii) of the Exchange
Act: (i) preparing and delivering written communications as generally approved by an officer or director of the Company, without making any oral solicitations of potential purchasers, (ii) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses will be limited to information contained in this Prospectus and any applicable Prospectus Supplement, and (iii) performing ministerial and clerical work involved in effecting any transaction.


                                 LEGAL MATTERS

        The validity of the Notes offered will be passed upon for the Company by Lindquist & Vennum, P.L.L.P., 4200 IDS Center, Minneapolis, Minnesota 55402.


                                    EXPERTS

        The consolidated financial statements of the Company as of and for the fifty-two weeks ended June 30, 1996, incorporated by reference into this Prospectus, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

        No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus or a Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Prospectus of a Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Notes offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus or a Prospectus Supplement nor any sale made thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any date subsequent to the date hereof.





-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

-------------------------------------------------------------------------------


                                                                         Page

Available Information..........................................           2
Incorporation of Certain Documents by
        Reference..............................................           2
Prospectus Summary.............................................           3
Risk Factors...................................................           5
Ratio of Earnings to Fixed Charges.............................           10
Use of Proceeds................................................           10
Selected Financial Data........................................           11
Management's Discussion and Analysis of
        Financial Condition and Results of
        Operations............................................            12
Business......................................................            17
Description of Notes and Terms of Offering....................            25
Certain Federal Income Tax Consequences.......................            27
Plan of Distribution..........................................            27
Legal Matters.................................................            28
Experts.......................................................            28


                                  $2,000,000
                               PRINCIPAL AMOUNT

                    ---------------------------------------


                                CIATTI'S, INC.






                    ---------------------------------------

                                   PROSPECTUS
                                 March xx, 1997

                    ---------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:  Other Expenses of Issuance and Distribution

           SEC registration fee                        $    606
           Legal fees                                    12,500
           Accounting fees                                4,000
           Printing expenses                              1,500
           Blue Sky fees                                  1,000
           Miscellaneous fees and expenses                2,394
                                                       --------

                Total                                  $ 22,000
                                                       ========

Item 15:  Indemnification of Directors and Officers

         The Company's Bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. The Bylaws provide that the Company shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets five criteria set forth in Section 302A.521 of the Minnesota Business Corporation Act.

         The Company's Bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the Bylaws pursuant to, and to the extent described in, an agreement between the Company and such person, or as otherwise determined by the Board of Directors in its discretion.

         Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Item 16.  Exhibits

Exhibit No.     Description
---------------------------

4.1.1           Form of One-Year Promissory Note
4.1.2           Form of Three-Year Promissory Note
4.2             Form of Subscription Agreement
5               Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company (1)
23.1            Consent of Grant Thornton LLP
23.2            Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5 above)
24              Powers of Attorney

------------------------------------------------

        (1)  To be filed by amendment.


Item 17.  Undertakings

(a)     The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
--------  -------
Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Notes offered herein, and the offering of such Notes at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the Notes being registered which remain unsold at the expiration of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the Notes offered therein, and the offering of such Notes at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)     The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edina, State of Minnesota, on the 12th day of March, 1997.

                                       CIATTI'S, INC.
                                       (Registrant)


                                       By  /s/ Phillip R. Danford
                                           ----------------------
                                           Phillip R. Danford
                                           President and Director